Abigail Bertumen
Direct Phone: +1.212.705.7257
abigail.bertumen@bingham.com

November 10, 2014

VIA EDGAR

Mr. John Grzeskiewicz
Senior Counsel, Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:   Exchange Traded Concepts Trust
        File Nos. 333-156529 and 811-22263

Dear Mr. Grzeskiewicz:

On behalf of our client, Exchange Traded Concepts Trust (the “Registrant”), we are responding to Staff comments we received orally on October 15, 2014 regarding the Registrant’s Post-Effective Amendment No. 107 (“PEA No. 107”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 28, 2014 pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of registering shares of EMQQ The Emerging Markets Internet & Ecommerce ETF (the “Fund”), formerly referred to as the EMQQ Emerging Markets Internet IndexTM ETF in PEA No. 107. Summaries of the Staff’s comments and our responses thereto on behalf of the Registrant are provided below.  Capitalized terms not defined herein should be given the meaning provided in PEA No. 107.

Prospectus

1. Comment: Please confirm in your response letter that the Fund does not expect to incur Acquired Fund Fees and Expenses (“AFFE”) or that the AFFE expected to be incurred by the Fund are not expected to exceed one basis point.

Response: The Registrant confirms that it does not expect the Fund to incur AFFE in excess of one basis point.

2. Comment: Under the “Principal Investment Strategies” section, the Staff noted that the description of products and/or services provided by “Internet Companies” includes “gaming services.” Please confirm that “gaming services” is a reference to online gaming only.

Mr. John Grzeskiewicz
November 10, 2014

Response: We confirm that “gaming services” refers only to online gaming and have clarified the reference in the “Principal Investment Strategies.”

3. Comment: Please confirm whether the Index Administrator (Solactive AG) is affiliated with the Index Provider (Big Tree Capital LLC) and disclose their relationship.

Response: The Index Administrator is not affiliated with the Index Provider.  The disclosure under “Index/Trademark License/Disclaimers” has been revised to reflect this.

4. Comment: Under “Information Regarding the Index,” please complete all missing information and consider expanding the disclosure to indicate (i) whether the Adviser, Sub-Adviser or any of their affiliates were involved in the creation or commission of the Index; (ii) whether the Adviser, Sub-Adviser or any of their affiliates provide input concerning Index construction or Index criteria; (iii) the average market capitalization of Index components; and (iv) countries in which Index components are heavily concentrated.

Response: Neither the Adviser, Sub-Adviser nor any of their affiliates were involved in the creation or commission of the Index nor do they provide input concerning Index construction or Index criteria. The “Information Regarding the Index” section has been updated accordingly. We have also revised the disclosure in that same section to include the average market capitalization of the Index components and to identify the countries in which Index components are most heavily concentrated.

Statement of Additional Information

5. Comment: Some investments and investment practices described in the Statement of Additional Information (“SAI”) are not mentioned in the Prospectus. To the extent that the Fund intends to engage in such investments and practices so that they might materially affect the performance of the Fund or the decision of an investor to purchase Fund shares, such investments and practices, and their accompanying risks, should be discussed in the Prospectus.

Response: None of the investments and investment practices described in the SAI, but not mentioned in the Prospectus, will be part of the Fund’s principal investment strategies.  However, the Fund retains the flexibility to utilize, to a limited degree, the investments and investment practices described in the SAI.

6. Comment: Under the “Exchange Listing and Trading” section, the Staff noted that the Registrant included a description of the Fund’s intra-day “indicative optimized portfolio value” (“IOPV”) pricing dissemination policy.  Please consider disclosing the IOPV policy in the Prospectus, including that the usefulness of intra-day pricing may be negatively impacted if quotations for certain Fund holdings are not updated during U.S. market trading hours because such holdings are traded outside the United States.

Mr. John Grzeskiewicz
November 10, 2014

Response: The following disclosure has been added as the new third paragraph under “Buying and Selling Fund Shares” in the Prospectus:

The NYSE Arca (or market data vendors or other information providers) will disseminate, every fifteen seconds during the regular trading day, an intraday value of shares of the Fund, also known as the “indicative optimized portfolio value,” or IOPV.  The IOPV calculations are estimates of the value of the Fund’s NAV per Share and are based on the current market value of the securities and/or cash required to be deposited in exchange for a Creation Unit.  Premiums and discounts between the IOPV and the market price may occur.  The IOPV does not necessarily reflect the precise composition of the current portfolio of securities held by the Fund at a particular point in time or the best possible valuation of the current portfolio.  Therefore, it should not be viewed as a “real-time” update of the NAV per share of the Fund, which is calculated only once a day.  The quotations of certain Fund holdings may not be updated during U.S. trading hours if such holdings do not trade in the United States.  Neither the Fund, the Adviser, the Sub-Adviser or any of their affiliates are involved in, or responsible for, the calculation or dissemination of such IOPVs and make no warranty as to their accuracy.

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The Registrant acknowledges the Commission’s press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it.  In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Mr. John Grzeskiewicz
November 10, 2014

Thank you for your assistance regarding this matter.  Please do not hesitate to contact me at 212.705.7257 if you have any questions concerning the foregoing.

Sincerely, /s/ Abigail Bertumen Abigail Bertumen